

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



June 12, 2015

Michael Zeidel, Esq.
Skadden, Arps, Meagher & Flom LLP
Four Times Square
New York, NY 10036-0522

RE: VWAP Pricing in Issuer Cash and Common Stock Exchange Offer by PHH Corporation

Dear Mr. Zeidel:

We are responding to your letter dated June 12, 2015 addressed to Michele M. Anderson and Mellissa Campbell Duru, as supplemented by telephone conversations with the staff, with regard to your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and facts presented in your letter, the staff of the Division of Corporation Finance will not recommend that the Securities and Exchange Commission take enforcement action under Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the 1934 Act if the Company conducts the Offer by using the Pricing Mechanism as described in your letter. In issuing this no-action position, we considered the following facts, among others:

- the Offer to Exchange discloses the Pricing Mechanism for determining the final Offer Consideration per $1,000 principal amount of Notes equal to the sum of the Daily Settlement Amounts for each trading day during the Observation Period, plus a fixed cash amount of $1,125.00 (together with any accrued and unpaid interest);

- the Pricing Mechanism is subject to a Daily VWAP floor of $21.00 and a Daily VWAP ceiling of $28.00;

- the Offer to Exchange includes an illustrative table showing calculations of the Offer Consideration;

- the Offer to Exchange discloses the fixed minimum consideration, payable in cash of $1,125.00 and a minimum and maximum number of shares of Common Stock that will be paid by the Company for each $1,000 principal amount of Notes tendered and purchased;

- the Pricing Mechanism and the minimum and maximum Offer Consideration will remain fixed throughout the duration of the Offer; and, if there is a change in the Pricing Mechanism or the minimum or maximum Offer Consideration, the Offer will remain open for at least 10 business days;

- the Offer will be automatically extended until midnight, New York City time, on the second trading day following the originally scheduled Expiration Date if the consideration payable equals the maximum Offer Consideration;

- the Common Stock used as the reference security in the Pricing Mechanism is listed on the New York Stock Exchange;

- the Company's belief that the value of the Notes is directly correlated to the trading price of the Common Stock;

- the Company has published and will publish the resulting Daily Settlement Amount and indicative share consideration (i.e., the indicative Exchange Ratio) per $1,000 principal amount of Notes on a webpage maintained for the Offer and has provided a toll-free number that holders of the Notes can use to obtain Offer Consideration-related information through to the Expiration Date of the Offer;

- the Company will publish the final Exchange Ratio on the Offer webpage and in a press release no later than 4:30 p.m., New York City time, on the Expiration Date of the Offer, and electronically file that information on an amended Schedule TO;

- the Company has made available forms of voluntary offering instructions and notice of withdrawal in its printed offering materials and on the Offer webpage, will permit tenders and withdrawals to be made until 11:59 p.m. on the Expiration Date, and has disclosed the procedures for making tenders and withdrawals in the offering materials;

- the Offer to Exchange includes disclosure informing beneficial holders of the Notes that they must make arrangements with their brokers or similar institutions for such brokers or similar institutions to fax a voluntary offering instruction or notice of withdrawal (as applicable) to the Depositary on such beneficial holders' behalf prior to 11:59 p.m., New York City time, on the Expiration Date; and

- the Offer to Exchange discloses that the Company is seeking to buy any and all of the Notes.

The foregoing no-action position is based solely on your representations and the facts presented in your letter dated June 12, 2015 as supplemented by telephone conversations with the staff. Any different facts or circumstances may require a different conclusion. This relief is strictly limited to the application of Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) to the Company's use of the Pricing Mechanism. This response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented. The Company should discontinue the Offer pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the 1934 Act and Rules 10b-5, 13e-4(j) and 14e-3 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rests with the participants in the Offer. The Division of Corporation Finance expresses no view with respect to any other questions that the Offer may raise, including any questions relating to the adequacy of the disclosure regarding, and the applicability of any other federal or state laws to, the Pricing Mechanism or the Offer.

Sincerely,



Michele M. Anderson
Chief
Office of Mergers and Acquisitions
Division of Corporation Finance

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

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June 12, 2015

VIA E-MAIL

Ms. Michele M. Anderson, Chief
Ms. Mellissa Campbell Duru, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re: VWAP Pricing in Issuer Cash and Common Stock Exchange Offer by PHH Corporation

Dear Ms. Anderson and Ms. Campbell Duru:

We are writing on behalf of our client PHH Corporation, a Maryland corporation (the "Company"), in connection with its proposed exchange offer ("Offer") to exchange any and all of its 6.00% Convertible Senior Notes Due 2017 (the "Notes") for consideration per each $1,000 principal amount of validly tendered and accepted Notes determined in accordance with the Pricing Mechanism (as defined below). The Notes are convertible pursuant to their terms into the Company's shares of the common stock, par value $0.01 per share (the "Common Stock") which are listed for trading on the New York Stock Exchange (the "NYSE"). Accordingly, the Offer is subject to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in addition to Regulation 14E and Sections 13(e) and 14(e) under the Exchange Act.

We are writing to request, on behalf of the Company, that the staff of the SEC (the "Staff") confirm that it will not recommend that the SEC take enforcement action against the Company pursuant to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act with respect to the Company's use of the Pricing Mechanism to determine the offer consideration to be paid per $1,000 principal amount of Notes tendered pursuant to the Offer.

I. The Offer

The Company is offering to exchange any and all of the Notes pursuant to the Offer, which is currently scheduled to expire at 11:59 p.m., New York City time, on Monday, June 15, 2015, unless the Offer is extended by the Company (the "Expiration Date"), which is 27 business days after the May 6, 2015 commencement date of the Offer (the "Commencement Date"). All of the Notes are held in book-entry form through the facilities of The Depository Trust Company ("DTC"), and all of the Notes are currently represented by a global certificate held for the account of DTC. The Notes are not listed on any securities exchange. The Company has advised us that, based on discussions with its management and Citigroup Global Markets Inc., the financial advisor appointed in connection with the Offer (the "Financial Advisor"), it believes that as at the Commencement Date, approximately 90% of the Notes were held by a small number of institutional investors, with a majority held by convertible arbitrageurs and similar investors that typically hedge their convertible note holdings by shorting the underlying common stock.[1] The Offer is subject to customary general conditions but is not subject to a minimum tender condition or financing condition. The terms of the Offer are more fully described in the Offer to Exchange (the "Offer to Exchange") filed as Exhibit (a)(1)(A) to the Schedule TO-I filed by the Company on May 6, 2015 (the "Schedule TO"), as amended pursuant to Amendment No. 1 filed by the Company on May 26, 2015. Capitalized terms used but not defined herein have the meanings given to them in the Schedule TO.

Participation in the Offer by holders of the Notes is entirely voluntary. As disclosed in the Offer to Exchange, none of the Company, the Company's Board of Directors or executive officers, the Financial Advisor, the Exchange Agent or the Information Agent or any agent or other person makes any recommendation to holders of the Notes as to whether holders should tender the Notes for exchange in the Offer. The Notes that are not exchanged in the Offer will remain outstanding on their current terms and conditions. The Notes accepted for exchange by the Company in the Offer will be cancelled and retired.

Because the trading price of the Company's Common Stock on the NYSE has in recent periods been, and is currently, in excess of the conversion price of the Notes (i.e., the Notes are "in the money"), the Company believes that the value of the Notes is directly correlated to the trading price of the Common Stock.[2] Accordingly, a portion of the Offer Consideration which

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[1] The Financial Advisor has been able to confirm, through publicly available Schedule 13-F filings, that holders of at least 89% of the Notes are institutional investors. While the Financial Advisor and the Company have limited information as to the makeup of the remaining holders of Notes, the Financial Advisor has advised the Company that, based on trading flow and other information, it believes that upwards of 95% of the Notes were held by institutional investors as at the commencement of the Offer. The Company has been advised by the Financial Advisor that TRACE reporting data shows that no trades in the Notes have occurred during the Offer period, and therefore the composition of the holders of the Notes has not changed during that time.

[2] The conversion rate for the Notes is 78.2014 shares of Common Stock per $1,000 principal amount of Notes. This is equivalent to a conversion price of approximately $12.79 per share of Common Stock. On June 1, 2015, the closing price per share of the Common Stock on the New York Stock Exchange was $27.63. As described in greater detail in the "Discussion" section below, the Company believes there is a direct correlation between the value of the Notes and the trading price of the Common Stock.

the Company is offering to pay for each $1,000 principal amount of validly tendered and accepted Notes will be determined by reference to the Daily VWAP for the Common Stock on each trading day during the Observation Period. The "Daily VWAP" means, for any trading day, the per share volume-weighted average price as displayed under the heading "Bloomberg VWAP" on Bloomberg page PHH US <equity> AQR (or any equivalent successor page) in respect of the period from the scheduled open of trading on the NYSE to the scheduled close of trading on the NYSE on such trading day, subject to a floor of $21.00 and a ceiling of $28.00. The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours. The "Observation Period" means the 25 consecutive trading days beginning on the 24th trading day preceding the Expiration Date and ending on the Expiration Date.

The Company (after consultation with the Financial Advisor) believes a 25 consecutive trading day averaging period, beginning on the day the Offer commenced, is an appropriate timeframe over which to determine the value of the offer consideration. Given the significant short positions in the Common Stock held by many of the holders of the Subject Securities that the Company believes will be unwound before the Subject Securities are exchanged, the Company also believes that a 25 consecutive trading day averaging period will allow sufficient time for such unwinding not to materially distort the trading volumes of its Common Stock during the averaging period. The Company will utilize an average of the Daily VWAPs over the Observation Period, as described below, to determine a fair valuation for the Common Stock as of the Expiration Date. The Company notes that due this aspect of the Pricing Mechanism, the Daily VWAP on any trading day will determine only 1/25th of the total share consideration. This reduces the likelihood that fluctuations in the trading price of the Common Stock on any single trading day will materially change the consideration payable to tendering holders of the Notes. Ultimately, sophisticated investors will determine if the Daily VWAP formulation is appropriate because they have discretion as to whether to accept the Offer.

The Offer to Exchange provides that the Offer Consideration per $1,000 principal amount of validly tendered and accepted Notes will be equal to the sum of the Daily Settlement Amounts for each trading day during the Observation Period (the "Exchange Ratio"), plus a fixed cash amount of $1,125.00 (the "Pricing Mechanism"). The Offer has a minimum consideration, payable in cash, of $1,125.00, and there is also a minimum (30.5824) and maximum (42.4871) number of shares of Common Stock that may be issued per $1,000 principal amount of Notes as consideration in the Offer. Cash will be paid in lieu of fractional shares based on the Daily VWAP. In addition, the holders of Notes will receive accrued and unpaid interest from June 15, 2015 to, but excluding the Settlement Date.[3] The Offer further provides that if, as at the close of

[3] For purposes of this letter, the Company acknowledges that a change in the Pricing Mechanism would constitute a change in the consideration offered for the Notes within the meaning of Rules 13e-4(f)(1)(ii) and 14e-1(b) and would require the Offer to remain open for at least 10 business days from the date that notice of such change is first published or sent or given to holders of the Notes. The Company further acknowledges that a change to the minimum offer consideration of $1,125.00, or a change to the minimum (30.5824) or maximum (42.4871) number of shares of Common Stock that may be issued per $1,000 principal amount of Notes as consideration in the Offer, would constitute a change in the consideration offered for the Notes, requiring the Offer to remain open for at least 10 business days from the date that notice of such change is first published or sent or given to holders of the Notes.

the Observation Period, the number of shares of Common Stock to be issued per $1,000 principal amount of Notes as consideration in the Offer is equal to the maximum (42.4871), then the Offer will be automatically extended until 11:59 p.m., New York City time, on the second trading day following the originally scheduled Expiration Date to enable holders to determine whether or not to participate in the Offer or to withdraw any previously tendered Notes (such extension, a "Mandatory Extension"). For the purposes of the Offer, the Daily Settlement Amount for any trading day is calculated as follows:

- 1/25 multiplied by
- (i) 78.2014 shares of Common Stock (namely, the conversion rate for the Notes) *multiplied by* the Daily VWAP for such VWAP Trading Day, minus (ii) 1,000, *divided by*
- the Daily VWAP for such VWAP Trading Day.

Accordingly, noteholders will generally benefit from increases in the value of the Common Stock during the Observation Period, subject to the maximum of 42.4871 shares of Common Stock that may be issued per $1,000 principal amount of Notes.

The Offer to Exchange includes a table showing illustrative calculations of the Offer Consideration based on the formula described above and assuming a range of hypothetical Daily VWAP for the Common Stock. Throughout the Offer, an indicative Offer Consideration based on the Daily Settlement Amounts on the trading days that have passed since the commencement of the Offer is available at the following webpage: www.gbsc-usa.com/PHH. In particular:

- on each VWAP Trading Day of the Observation Period, the webpage has shown and will show the Daily VWAP, the resulting Daily Settlement Amount and indicative share consideration (i.e., the indicative Exchange Ratio) per $1,000 principal amount of Notes, as though that day was the Expiration Date, calculated based on the number of VWAP Trading Days that have passed in the Observation Period, which information, for the 10 VWAP Trading Days ending on the Expiration Date, will be updated every three hours starting at 10:30 a.m., New York City time, on each such VWAP Trading Day;
- the Daily VWAP, the resulting Daily Settlement Amount and indicative share consideration (i.e., the indicative Exchange Ratio) per $1,000 principal amount of Notes, calculated as set forth above, for all trading days during the Observation Period will be available on the webpage through the Expiration Date;
- each time the webpage is updated, it will also show a reasonably current trading price for the Common Stock on the NYSE; and[4]

[4] We do not believe it would be useful for the webpages to include regularly updated trading prices for the Notes because (a) the Notes are not listed, there is no other established public market for them, the trading market for them is not active, prices reported for them by Bloomberg and other pricing services are sporadic and, as a result, we question whether updated values for them would be meaningful and (b) based on the limited pricing data available for the Notes, the Company believes that the value of the Notes is directly correlated to the

- the tabular presentation of the indicative Offer consideration in both the Offer to Exchange and on the webpage clearly convey the minimum consideration payable in the Offer, $1,125.00 cash, and also the minimum (30.5824) and maximum (42.4871) number of shares of Common Stock that may be issued per $1,000 principal amount of Notes as consideration in the Offer. As with any tender offer where equity securities form part of the consideration, the value of the shares of Common Stock issued as consideration will depend on the trading price at the time of settlement of the tender offer.

The Offer to Exchange also discloses a toll-free telephone number that holders of the Notes can call to contact the Information Agent to obtain the same information that is posted on the webpage.

The Company will announce the Exchange Ratio by press release and on the webpage no later than 4:30 p.m., New York City time, on the Expiration Date, and will amend the Schedule TO to disclose the Exchange Ratio and attach the press release as an exhibit. In the event of a Mandatory Extension, the Company will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following such Mandatory Extension.

Holders of Notes will have withdrawal rights until the Offer expires. Because the Offer will expire at 11:59 p.m., New York City time, on the last day of the Observation Period – approximately 7.5 hours after the Company announces the Exchange Ratio – holders will have an opportunity for last-minute tenders and withdrawals. In this regard, we note the following:

- The Company has been advised that DTC will be open until 5:00 p.m., New York City time, on the Expiration Date, which will enable holders of Notes to tender or withdraw Notes in that system for 30 minutes after the Company announces the final Exchange Ratio.

- Between 5:00 p.m., New York City time, and 11:59 p.m., New York City time, on the Expiration Date, tenders of Notes will be able to be made by faxing a voluntary offering instructions form to the Exchange Agent, and withdrawals of previous tenders will be able to be made by faxing notice of withdrawal to the Exchange Agent.[5] The Exchange

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trading prices of the shares of Common Stock into which they are convertible. We also note that there is no requirement for an offeror in an exchange offer to provide updated trading prices for the targeted securities.

[5] All holders of Notes will be able to have their Notes tendered or withdrawn via these fax procedures. However, only DTC participants (i.e., brokers, and similar institutions shown on a DTC security position listing as the owners of Notes) will be able to deliver such faxes. In order to facilitate use by beneficial holders of Notes who own their Notes through a broker or similar institution of the voluntary offering instructions and withdrawal procedures applicable to tenders and withdrawals after 5:00 p.m., New York City time, on the Expiration Date, the Offer to Exchange informs such beneficial holders that they must make arrangements with their brokers or similar institutions for such brokers or similar institutions to fax a voluntary offering instructions form or a notice of withdrawal (as applicable) to the Exchange Agent on such beneficial holders' behalf prior to 11:59 p.m., New York City time, on the Expiration Date.

Agent will cause those tenders and withdrawals to be reflected when DTC's system reopens at 8:00 a.m., New York City time, on the business day after the Expiration Date.

- The Company has made available the form of the voluntary offering instructions via the webpage described above, and the Offer to Exchange includes the description of the information to be included in the notice of withdrawal. The Offer to Exchange also explains the procedures for after hours tenders and withdrawals, including the times and methods by which tenders and withdrawals must be made. Furthermore, the procedure for tendering Notes by means of a voluntary offering instructions form is disclosed on pages 9 and 41 to 42 of the Offer to Exchange.

II. Discussion

We have been advised by the Company that, because the Notes by their terms are convertible into shares of Common Stock, or a combination of shares of Common Stock and a cash payment, the Company believes there is a direct correlation between the price at which holders of Notes would be willing to tender their Notes and the trading price of the Notes at the time of such tender. Although the Notes are not publicly traded, the Company has observed, based on the limited pricing data available, a direct correlation between the value of the Notes and the trading price of the Common Stock.[6] In light of this correlation, the Company has determined the Offer Consideration in accordance with a formula that offers holders of the Notes a portion of the Offer Consideration based on the trading price of the Common Stock, as described in more detail above.[7]

The Pricing Mechanism uses the Observation Period, which ends on the Expiration Date rather than two business days prior to the Expiration Date (commonly referred to as "Day 18" pricing in the context of a 20 business day offer), because, if Day 18 pricing were used, increases in the trading price of the Common Stock during the last two business days of the Offer could cause the value of the share consideration for the Notes to be less than the value of the Notes on the Expiration Date, requiring the Company to increase the Exchange Ratio to induce holders of Notes to tender (or not to withdraw) their Notes. Similarly, a decrease in the trading price of the Common Stock during the last two business days of the Offer could cause the value of the share

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[6] To assess the correlation between the values of the Notes and the trading prices of the Common Stock, the Financial Advisor provided the Company with a comparison of such amounts. The Company observed that the square of the price correlation coefficient ("R-Squared") of the Notes with respect to the Common Stock was 97.8% (with 100% being perfectly correlated) over the period from January 1, 2014 to May 29, 2015. We have supplementally provided to the Staff a graph that illustrates this correlation. This correlation supports the conclusion that the value of the Notes is highly sensitive to movements in the trading price of the Common Stock such that an increase (or decrease) in the trading price of the Common Stock results in an increase (or decrease) in the value of the Notes. Because of this price sensitivity, the Company believes that the use of a pricing formula is the optimal means of presenting the amount of the offer consideration.

[7] The Company, after extensive consultation with the Financial Advisor for the Offer, developed the pricing formula to provide holders with a premium over the parity value of the Notes, which, as discussed above, is correlated to the value of the number of shares of Common Stock into which such Notes is currently convertible in accordance with its terms (the "Parity Value").

consideration to be greater that the value of the Notes, requiring the Company to reduce the Exchange Ratio to avoid "over paying" for the Notes to the detriment of the Company and its stakeholders who are not holders of the Notes. With Day 18 pricing, increases or decreases in the Exchange Ratio to offset the potential fluctuations in the trading price of the Common Stock during the last two business days of the Offer could be necessitated on multiple occasions, with each such increase or decrease requiring an extension of the Offer pursuant to Rules 13e-4(f)(1)(ii) and 14e-1(b) and, in theory, resulting in the Offering being extended in perpetuity.

Additionally, the Company notes that tendering holders of the Notes are protected to some extent from fluctuations in the trading price of the Common Stock during the last two business days of the Offer because the Offer provides for a minimum consideration of $1,125.00 cash and a minimum (30.5824) number of shares of Common Stock that may be issued as consideration in the Offer. Conversely, the Company is also protected to some extent from those fluctuations due to the maximum (42.4871) number of shares of Common Stock that may be issued per $1,000 principal amount of Notes as consideration in the Offer. The Company also notes that due to the structure of the Pricing Mechanism, the Daily VWAP on the last two trading days will determine only 2/25th of the total share consideration. This further reduces the likelihood that fluctuations in the trading price of the Common Stock on the last two trading days will materially change the consideration payable to tendering holders of the Notes.

As compared to a pricing mechanism that uses Day 18 pricing, the Pricing Mechanism, with the Observation Period ending on the Expiration Date, fosters greater certainty for the Company and holders of the Notes by establishing an Exchange Ratio that is more closely correlated to the value of the Notes on the Expiration Date and thereby reducing the likelihood of a last-minute pricing amendment and consequent extension of the Offer, which extension would necessarily delay payment of the Offer Consideration to tendering holders of Notes.[8]

The Pricing Mechanism establishes the Exchange Ratio in a simple, easy-to-understand and transparent fashion. Holders of the Notes at all times from the Commencement Date will know the exact mechanism for determining the Exchange Ratio, as well as the fixed cash payment. The holders of the Notes have free and ready access to updated indicative pricing information, and they will have time to tender or withdraw their Notes after the Exchange Ratio is announced, enabling them to make informed decisions about whether or not to tender. In addition, if, as at the close of the Observation Period, the number of shares of Common Stock to be issued per $1,000 principal amount of Notes as consideration in the Offer is equal to the maximum (42.4871), then the Offer will be automatically extended until 11:59 p.m., New York City time, on the second trading day following the originally scheduled Expiration Date, to afford holders of the Notes with two additional trading days to determine whether or not to participate in the Offer or to withdraw any previously tendered Notes. In the event of a Mandatory Extension, the Company will issue a press release or other public announcement no

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8 It is possible that the closing price of the Common Stock on the Expiration Date may differ significantly from the range of the Daily VWAPs used to determine the Exchange Ratio, but the Company believes that the use of the Observation Period that ends on the Expiration Date provides a reasonable balance between the objectives of providing the most current pricing practicable and reducing price distortions that could occur if prices were established at a single point in time.

later than 9:00 a.m., New York City time, on the next business day following such Mandatory Extension.

The Company believes that holders of the Notes expect to receive a specified amount of consideration in addition to the Parity Value (as defined in Footnote 7) of each $1,000 principal amount of Notes tendered. Imposing an arbitrary multi-day time delay between the time that the Exchange Ratio per $1,000 principal amount of Notes is determined and expiration of the Offer will interfere with that expectation (increasing the chance that the value delivered at expiration by the Company will differ substantially from the amount expected by holders of the Notes) and is not necessary for the protection of noteholders.

We also note that the Company believes that as at the Commencement Date, approximately 90% of the Notes were held by a small number of institutional investors, with, as mentioned above, a majority held by convertible arbitrageurs and similar investors that typically hedge their convertible note holdings. Such institutional investors have prior experience with tender offers and exchange offers in which the price was determined in a manner similar to the Pricing Mechanism, including in offers with pricing mechanics as in the Offer. In addition, the formula used for determining the Exchange Ratio as part of the Pricing Mechanism is substantially similar to the formula that is used to determine the number of shares of Common Stock deliverable to holders of Notes upon conversion of Notes into shares of Common Stock upon occurrence of certain conditions set forth in the indenture relating to the Notes (but simplified with a fixed minimum cash consideration).[9] Therefore, the Company believes that holders of the Notes are able to analyze the Pricing Mechanism and make informed decisions whether or not to tender Notes (or to withdraw previously tendered Notes) in the time periods described in the Offer to Exchange, especially given the continuous flow of indicative pricing information being provided by the Company through the website and telephone numbers established for this purpose. For these reasons, the Company believes that the Pricing Mechanism complies with the applicable rules, is not coercive or unfair and should be permitted.

Below we set forth additional reasons why the Company believes the Pricing Mechanism complies with applicable SEC rules and should be permitted.

Rules 13e-4(f)(1)(ii) and 14e-1(b) under Exchange Act

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9 Under the indenture relating to the Notes, upon conversion of any Notes, the Company is required pay cash and deliver shares of Common Stock, if applicable, equal to the sum of the "daily settlement amounts" for each of the 60 VWAP trading days during the related observation period. The "daily settlement amount" for each of the 60 VWAP trading days during the observation period means (b) an amount of cash equal to the lesser of (x) one-sixtieth of $1,000 and (y) the daily conversion value relating to such VWAP trading day (such cash amount, the "principal portion"); and (b) if such daily conversion value exceeds one-sixtieth of $1,000, a number of shares of Common Stock (the "daily share amount"), subject to the Company's right to pay cash in lieu of all or a portion of such shares, equal to (A) the difference between such daily conversion value and the principal portion, *divided by* (B) the daily VWAP of the Common Stock for such VWAP trading day. The "observation period" with respect to the Notes means, generally, the 60 consecutive VWAP trading day period beginning on and including the third VWAP trading day after the conversion date.

Rules 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act, in relevant part, require a tender offer to remain open for at least 10 business days after notice of an increase or decrease in the consideration offered is first published, sent or given to security holders. In the Company's view, the consideration offered for each $1,000 principal amount of Notes in the Offer is a fixed cash amount in addition to an amount payable in shares of Common Stock which is a function of the Parity Value of the Notes (determined by reference to the Daily VWAP on each trading day during the Observation Period), with a minimum consideration payable in the Offer of $1,125.00 in cash, and a minimum (30.5824) and maximum (42.4871) number of shares of Common Stock that may be issued per $1,000 principal amount of Notes as consideration in the Offer. The Company announced that consideration at the commencement of the Offer, publishes the indicative consideration on three times daily basis, and it does not believe the arithmetic calculation of the Exchange Ratio on the Expiration Date will be a change in "the consideration offered" within the meaning of Rules 13e-4(f)(1)(ii) and 14e-l(b) under the Exchange Act.

Rule 13e-4(d)(1) under Exchange Act

Rule 13e-4(d)(1) under the Exchange Act requires that the issuer in an issuer tender offer disclose the information required by Schedule TO, which, in turn, requires by Item 4 thereof, that the issuer disclose the amount of consideration offered for the securities subject to the tender offer. While a Pricing Mechanism (with a minimum consideration of $1,125.00 in cash and a minimum (30.5824) and maximum (42.4871) number of shares of Common Stock that may be issued per $1,000 principal amount of Notes as consideration in the Offer), instead of a fixed price, is being used in an effort to comply with Item 4 of Schedule TO, there is some uncertainty as to whether disclosure of the Pricing Mechanism satisfies this Item of Schedule TO. For the same reasons as discussed above with respect to Rules 13e-4(f)(1)(ii) and 14e-1(b), the Company believes that the Offer to Exchange, which describes the precise manner in which the Exchange Ratio will be calculated, includes a full description of the consideration offered and that the absence of the fixed Exchange Ratio in the Offer to Exchange does not violate Rule 13e-4(d)(1) under the Exchange Act. In this regard, we acknowledge that the Company is not seeking an exemption from the disclosure requirements of Schedule TO. Rather, the Company believes that, if the Staff grants the requested no-action relief under Rule 13e-4(d)(1), the disclosure of the Pricing Mechanism in the Offer to Exchange would be deemed not to be inconsistent with the disclosure requirements of Schedule TO.

Section 13(e) of Exchange Act

Section 13(e) prohibits an issuer which has a class of equity securities registered under Section 12 of the Exchange Act from purchasing any equity security issued by it if such purchase is in contravention of the rules and regulations promulgated under the Exchange Act by the Commission to define acts and practices which are fraudulent, deceptive or manipulative and to prescribe means reasonably designed to prevent such acts and practices. For the same reasons we discuss above with respect to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b), we believe the Offer to Exchange will comply with Section 13(e) and the rules and regulations promulgated thereunder.

Section 14(e) of Exchange Act

Section 14(e) of the Exchange Act prohibits any person from omitting to state any material fact necessary in order to make the statements made in connection with a tender offer, in the light of the circumstances under which they were made, not misleading. For the same reasons we discuss above with respect to Rules 13e-4(d)(1), 13e-4(f) (1)(ii) and 14e-l(b), we believe that the Offer to Exchange, which describes the precise manner in which the Exchange Offer will be calculated, includes a full description of the consideration offered and that the absence of the fixed Exchange Ratio does not constitute an omission of a material fact that would violate Section 14(e) of the Exchange Act.

Extension of Prior No-Action Letters

The Staff has long permitted the use of the Pricing Mechanisms similar to that proposed in the Offer. In letters for Group 1 Automotive, Inc. (May 16, 2014), American Equity Investment Life Holding Company (August 23, 2013) and Sonic Automotive, Inc. (July 24, 2012), the Staff granted no-action relief to an issuer exchange offer where a pricing mechanism similar to that proposed for the Offer was used and the consideration was comprised of a fixed cash payment and amount of the issuer's shares of common stock (with the final purchase price per security being determined on the expiration of the exchange offer as is proposed in relation to the Offer).

In letters for McDonald's Corporation (September 27, 2006), Weyerhaeuser Company (February 23, 2007), Halliburton Company (March 23, 2007) and Kraft Foods Inc. (July 1, 2008) (collectively, the "Day 20 Split-Off Letters"), the Staff granted no-action relief relating to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act permitting companies involved in split-off exchange offers to price the common shares being offered and the common shares being acquired based on volume-weighted average prices over a two- or three-trading day averaging period ending on the last day of the applicable exchange offer, so-called "Day 20" pricing.[10]

In addition, in a letter for CNO Financial Group, Inc. (February 11, 2013), the Staff granted no-action relief relating to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act for an issuer cash tender in which CNO used a pricing formula based on an

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[10] We note that the pricing mechanisms in the exchange offers described by the Day 20 Split-Off Letters generally limited the maximum number of shares that would be issued by the offerors, which could result in tendering holders receiving a value for their tendered securities less than the disclosed value. As a result, the offerors in the Day 20 Split-Off Letters undertook to extend their respective offers by two trading days in the event that the maximum share limitations in effect to give holders additional time to determine whether or not to tender their securities. The applicable minimum offer consideration contemplated by the Offer protects tendering holders by ensuring that tendering holders will receive at least the minimum cash amount in exchange for their tendered Notes, notwithstanding a decline in the trading price of the Common Stock (and a corresponding decline in the value of the Notes) during the Offer. Notwithstanding this protection, as described above, the Company has also undertaken to extend the Offer by two trading days if, as at the close of the Observation Period, the number of shares of Common Stock to be issued per $1,000 principal amount of Notes as consideration in the Offer is equal to the maximum (42.4871).

averaging period for a minimum of 25 days to determine the purchase price it offered for its outstanding convertible debt securities (with the final purchase price per security being determined on the expiration of the tender offer).

In a letter for Citizens Republic Bancorp, Inc. (August 21, 2009), the Staff granted no-action relief relating to Rule 14e-l(b) under the Exchange Act permitting the offeror to issue a fixed dollar value of its common stock in exchange for its outstanding non-convertible subordinated notes and trust preferred securities, with the final number of shares of common stock to be issued being determined on the expiration date of the exchange offer.

Subsequent to the Citizens Republic letter, in a letter for Thermo Fisher Scientific Inc. (November 13, 2009), a letter for Textron, Inc (October 7, 2011) and a letter for the CNO Financial Group, Inc. (February 11, 2013), the Staff granted no-action relief relating to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act with respect to an offer with a Day 20 (or, in the case of pricing mechanism substantially similar to the Pricing Mechanism and with structural protections, such as daily publishing of indicative calculated purchase prices on a webpage, substantially similar to those for the Offer.

We believe that the rationale of the letters to Group 1 Automotive, Inc., American Equity Investment Life Holding Company, Sonic Automotive, Inc., Textron, Inc., Thermo Fisher Scientific Inc., CNO Financial Group, Inc. and Citizens Republic Bancorp, Inc. and the Day 20 Split-Off Letters (collectively, the "Day 20 Letters") applies to the Offer because:

- The Pricing Mechanism is consistent with the relief granted in the Day 20 Letters in all material respects: (i) the formula component of the Pricing Mechanism and the fixed cash payment is fixed and will remain constant during the Offer (subject to compliance with Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) if the pricing formula is changed), (ii) the final purchase price is based on readily observable trading prices for securities listed on a national securities exchange, (iii) the Company will issue a press release announcing the Exchange Ratio and post the Exchange Ratio to the webpage described above promptly following the close of trading on the Expiration Date and will file an amendment to the Schedule TO setting forth the Exchange Ratio and including the press release as an exhibit, thus allowing noteholders time for tenders and withdrawals following the determination of the final Exchange Ratio, and (iv) the Offer to Exchange includes a toll-free number and a link to a webpage through which holders of the Notes can access indicative Exchange Ratio, enabling holders to predict whether the final Exchange Ratio will make participation in the Offer economically beneficial to them.

- As compared to Day 18 pricing, the Pricing Mechanism, with the Observation Period ending on the Expiration Date, reduces the likelihood of a disparity between the Offer Consideration offered in the Offer and the value of the Notes and protects any less sophisticated investors as well as holders of the Common Stock. If Day 18 pricing were used, the value of the Notes could fluctuate without limit during the last two business days of the Offer, and, during that two-day period, sophisticated investors, such as the arbitrageurs that the Company believes hold a majority of the Notes, might take steps, as they would in traditional fixed-price offers, to lock in the value embedded in the fixed-price by re-establishing or covering their short positions, including by using rapid, program trade execution, whereas less sophisticated investors may lack the know-how or means to do the same. Any such steps taken by these sophisticated investors to re-establish or cover short positions could result in a substantial number of shares being traded, with a resulting significant, artificial and short-term impact on the price of the Common Stock. This, in turn, could negatively impact the less sophisticated holders of the Notes as well as holders of the Common Stock.

- Investors are accustomed to the type of real-time pricing information contained in the Pricing Mechanism. As was noted in the McDonald's and Weyerhaeuser no-action letters, over the last 10 years, trading markets and investor behavior and expectations have changed dramatically due to the substantially increased penetration of the Internet and online brokerage services among all classes of investors, with investor trading behavior now being driven largely by free, widely available online quotation sources, readily available online brokerage account execution services and free, online "real-time" financial news.

Inclusion of Shares of Common Stock as a Portion of the Offer Consideration

For the reasons discussed below, the inclusion of shares of Common Stock as a portion of the offer consideration should not change the rationale for the Staff to grant the relief requested.

The Staff has taken a no-action position in stock-for-stock and stock-for-debt exchange offers, including offers where the consideration to be paid was comprised of a number of shares of publicly-traded common stock calculated using an average VWAP methodology substantially similar to the formula used in the Offer and where the consideration to be paid was comprised of a fixed cash payment and a number of shares of publicly-traded common stock calculated using an average VWAP. See, for example, Kraft Foods Inc. (July 16, 2008) (stock-for-stock exchange offer), McDonald's Corp. (September 27, 2006) (stock-for-stock exchange offer), Proctor & Gamble Co. (October 8, 2008) (stock-for-stock exchange offer), Weyerhauser Company (February 23, 2007) (stock-for-stock exchange offer) and Citizens Republic Bancorp, Inc. (August 21, 2009) (offer of shares of common stock in exchange for debt securities) and Sonic Automotive, Inc. (July 24, 2012) (offer of a fixed cash payment and shares of common stock in exchange for debt securities).[11] In the letter for Sonic Automotive, Inc. (July 24, 2012), the Staff granted no-action relief to an issuer exchange offer where a pricing mechanism similar to that proposed for the Offer was used and the consideration was comprised of a fixed cash payment and an amount of the issuer's Class A common stock.

The Company believes the Staff should reach the same conclusion with respect to the Offer for several reasons. First, the Company believes that holders of Notes will make their

[11] The subject securities in the Citizens Republic letter were non-convertible debt securities and, as a result, that exchange offer was not subject to Section 14(d) of the Exchange Act or Regulation 14D.

investment decision based on the value of offer consideration, not the type of consideration because:

- the Common Stock is, and is expected to continue to be, a liquid security actively traded on the NYSE;
- like the shares of Common Stock that would be issuable upon conversion of the Notes, the shares of Common Stock issuable in the Offer will be freely tradable upon issuance;
- holders of the Notes have full and ready access to the trading price of the Common Stock and the indicative value of the offer consideration throughout the Observation Period; and
- the value of the offer consideration will be fixed as of 4:30 pm on the Expiration Date.

Second, under the terms of the Notes, the Company would have the option of net share settlement (i.e., to settle its obligations using a combination of cash and shares of Common Stock) under most circumstances upon conversion of the Notes. The Financial Advisor has advised the Company that the payment of a portion of the offer consideration in shares of Common Stock is consistent with the expectations of investors because the Notes contain provisions for net share settlement upon conversion. As a result, the offer consideration is structured to be aligned with the consideration holders would have received upon such conversion of the Notes pursuant to their terms.

Use of a 25-day Averaging Period

The Pricing Mechanisms in the Offer is substantially similar to the Day 20 or Day 25 pricing mechanism utilized in the tender offers for CNO Financial Group, Inc., Sonic Automotive, Inc., Textron, Inc. and Thermo Fisher Scientific Inc. The Staff has also taken a no-action position in a variety of exchange offers using an average VWAP methodology substantially similar to the formula used in the Offer, including formulas using a shorter averaging period than that used in the Offer. See for example Lazard Freres & Co. (August 11, 1995), AB Volvo (May 16, 1997), Epicor Software Corporation (May 13, 2004), Towers Watson & Co. (May 17, 2010) and TXU Corporation (September 13, 2004). Although those exchange offers utilized Day 18 pricing, the Company believes the rationale of those letters is analogous in the context of exchange offers utilizing Day 20 or Day 25 pricing, like that permitted by the Staff in CNO Financial Group, Inc. (February 11, 2013) and Sonic Automotive, Inc. (July 24, 2012), for a variety of reasons. First, the Company believes the paramount consideration for any averaging period of any duration is striking a reasonable balance between the objectives of closely correlating the final offer consideration with the value of the Notes on the Expiration Date and avoiding potentially material changes in the offer consideration that could otherwise be caused by isolated anomalies in the trading price of the Common Stock during an averaging period, including last minute fluctuations in trading prices. The Company believes that a 25 consecutive trading day averaging period will allow for normal trading volumes of its Common Stock during the averaging period due to the significant short positions in the Common Stock held by many of the holders of Notes that the Company believes will be unwound before the Notes are exchanged. The Company believes the 25-day averaging period appropriately strikes this balance and helps to minimize market risk to the benefit of both investors and the Company.

Maximum offer consideration

Similar to the Day 20 Split-Off Letters, the Offer specifies a maximum number of shares that may be issued as consideration in the Offer. However, unlike in those offers, the Pricing Mechanism for the Offer achieves this by setting a ceiling on the Daily VWAP used in the Pricing Mechanism, rather than setting a ceiling on the average weighted price over the full pricing period. The Company believes that applying the maximum Daily VWAP to each trading day during the Observation Period, rather than to the average share price over the entire Observation Period, reduces the impact of volatility from spikes in the share price on any one trading day, providing holders with greater certainty as the offer progresses as to the likely Offer Consideration, as the Daily VWAP for the trading days that have passed will have already been set, and any spike in the share price during the later trading days will only cause the maximum share price to be reached on that trading day. The Company believes that the maximum offer consideration achieves an appropriate balance between limiting the dilutionary impact of the Offer on the existing holders of its Common Stock, by limiting the *number* of shares that may be issued as consideration, while still allowing tendering holders to benefit from increases in the price of the Common Stock during the Observation Period, as the *value* of the shares issued as consideration will reflect any increase in the value of the Common Stock over the period. This is in contrast to tender offers where the number of shares to be issued as consideration is limited according to a maximum offer consideration, such as Textron, Inc. and Group 1 Automotive, Inc. and Sonic Automotive, Inc., where the value of the shares issued as consideration is capped, thereby further limiting the potential for tendering holders to benefit from increases in the price of the Common Stock during the Observation Period.

On the basis of the foregoing, we respectfully request, on behalf of the Company, that the Staff confirm that it will not recommend that the SEC take enforcement action against the Company pursuant to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act with respect to the Company's use of the Pricing Mechanism to determine the Offer Consideration to be paid per $1,000 principal amount of the Notes pursuant to the Offer.

If you have any questions regarding this request or the Offer, please call me at (212) 735-3259 or Brian V. Breheny at (202) 371-7180 at your convenience.

Very truly yours,



Michael J. Zeidel

cc. William F. Brown, PHH Corporation
Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom LLP